Mail Stop 3561

December 12, 2007

By U.S. Mail and facsimile to (817) 415-3703

Julian C. Day
Chairman and Chief Executive Officer
RadioShack Corporation
Mail Stop CF3-201
300 RadioShack Circle
Fort Worth, TX 76102

> **Re:** **RadioShack Corporation**
> **Definitive 14A**
> **Filed April 12, 2007**
> **File No. 1-05571**

Dear Mr. Day:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 26, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Process for Setting Compensation, page 38

1. We note your response to comment 2 in our letter dated August 21, 2007 and we reissue that comment. To the extent the compensation committee was not aware of the components of the published survey data, in future filings you should include a statement to that effect or disclose the components of all surveys.

2007 Target Annual Cash Incentive Bonus Performance Measures, page 41

2. We note your response to comment 4 in our letter dated August 21, 2007 and we reissue that comment. Please provide us with more specific analysis as to how competitors could use this information to cause you competitive harm. To the extent that you believe that the targets for the 2007 annual incentive bonus would not be material, please include analysis to that effect.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: Robert C. Donohoo
        Vice President & General Counsel